 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Lightinthebox Holding Co., Ltd.
(Name of Issuer)

Sponsored ADR
(Title of Class of Securities)

53225G102
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)**
☒	Rule 13d-1(c)**
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53225G102	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) AEB Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,558,092
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 6,558,092
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,558,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8340%[1]
12	TYPE OF REPORTING PERSON* OO

1 The Reporting Persons are deemed to beneficially own 6,558,092 Ordinary Shares based on beneficial ownership of 3,279,046 American Depositary Shares, each representing 2 Ordinary Shares. As shown on the Issuer’s Form 20-F, the percentage is based on 135,664,877 Ordinary Shares issued and outstanding as of March 28, 2018.

Page 2 of 7 Pages

CUSIP No. 53225G102	Page 3 of 7 Pages

Item 1	(a)	Name of Issuer:

Lightinthebox Holding Co Ltd.

	(b)	Address of Issuer’s Principal Executive Offices:

Tower 2, Area D, Diantong Square No. 7, Jiuxianqiao North Road
Chaoyang District, Beijing 100015, People’s Republic of China

Item 2	(a)	Name of Person Filing:

AEB Capital, LLC

	(b)	Address of Principal Business Office or, if None, Residence:

1001 19th St N, Suite 1200 Arlington, VA 22209

	(c)	Citizenship:

U.S.

	(d)	Title of Class of Securities:

Sponsored ADR

	(e)	CUSIP Number:

53225G102

Page 3 of 7 Pages

CUSIP No. 53225G102	Page 4 of 7 Pages

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 4 of 7 Pages

CUSIP No. 53225G102	Page 5 of 7 Pages

Item 4		Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

6,558,092

	(b)	Percent of class:

4.8340%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

6,558,092

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

6,558,092

(iv) Shared power to dispose or to direct the disposition of

Page 5 of 7 Pages

CUSIP No. 53225G102	Page 6 of 7 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Item 8	Identification and Classification of Members of the Group:

Item 9	Notice of Dissolution of Group:

Page 6 of 7 Pages

CUSIP No. 53225G102	Page 7 of 7 Pages

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

Signature:	/s/ Arturo Brillembourg
Name:	Arturo Brillembourg
Title:	Managing Partner

Page 7 of 7 Pages